UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
 Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Report: August 24, 2018

Commission File Number: 001-33701

Fly Leasing Limited
(Exact Name of registrant as specified in its charter)

West Pier Business Campus
Dun Laoghaire
County Dublin, A96 N6T7, Ireland
(Address of principal executive office)

Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

 Exhibits

The following documents, which are attached as exhibits hereto, are incorporated by reference herein.

Exhibit	Title

99.1	Fly Leasing Limited’s interim report for the three and six months ended June 30, 2018
4.1	Securities Purchase Agreement, dated July 11, 2018, between Fly Leasing Limited and Meridian Aviation Partners Limited
4.2	Securities Purchase Agreement, dated July 11, 2018, between Fly Leasing Limited and Summit Aviation Holdings LLC
4.3	Registration Rights Agreement, dated July 18, 2018, among Fly Leasing Limited and the shareholders named therein
4.4	Subscription Agreement, dated July 18, 2018, among Fly Leasing Limited, AirAsia Group Berhad and AirAsia Berhad
4.5	Registration Rights Agreement, dated July 18, 2018, between Fly Leasing Limited and AirAsia Group Berhad
4.6	Fly SPA Amendment Agreement (No. 1) dated July 11, 2018, among Fly Aladdin Holdings Limited, Fly Leasing Limited, Asia Aviation Capital Limited and AirAsia Group Berhad
4.7	Fly SPA Amendment Agreement (No. 2) dated July 18, 2018, among Fly Aladdin Holdings Limited, Fly Leasing Limited, Asia Aviation Capital Limited and AirAsia Group Berhad
4.8
Servicing Agreement dated June 15, 2018, among BBAM Aviation Services Limited, BBAM US LP, Fly Aladdin Funding Limited, Fly Aladdin MaltaCo Limited and each Borrower Group Company that becomes a party thereto

10.1
Senior Secured Credit Agreement dated June 15, 2018, among Fly Aladdin Funding Limited, as Borrower, Fly Aladdin MaltaCo Limited, as Fly Malta, the lenders party thereto, Wilmington Trust (London) Limited, as Security Trustee and BNP Paribas, as Administrative Agent

10.2	Borrower Parent Security Agreement dated June 15, 2018, between Fly Aladdin Holdings Limited, as Grantor and Wilmington Trust (London) Limited, as Security Trustee
10.3
Co-Borrower Security Agreement dated June 15, 2018, between Fly Aladdin Funding Limited, as Borrower, Fly Aladdin MaltaCo Limited, as Fly Malta and Wilmington Trust (London) Limited, as Security Trustee

10.4	Deed of Limited Guaranty dated June 15, 2018, by Fly Leasing Limited
10.5
Amendment to Senior Secured Credit Agreement dated July 19, 2018, among Fly Aladdin Funding Limited, as Borrower, Fly Aladdin MaltaCo Limited, as Fly Malta, the lenders, Wilmington Trust (London) Limited, as Security Trustee and BNP Paribas, as Administrative Agent

This report on Form 6-K is hereby incorporated by reference into Fly Leasing Limited’s Registration Statement on Form F-3, as amended (Reg. No. 333-157817), first filed with the Securities and Exchange Commission on March 10, 2009; Registration Statement on Form F-3, as amended (Reg. No. 333-187305), first filed with the Securities and Exchange Commission on March 15, 2013; and Registration Statement on Form F-3, as amended (Reg. No. 333-219933), first filed with the Securities and Exchange Commission on August 11, 2017.

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EXHIBIT INDEX

Exhibit	Title

99.1	Fly Leasing Limited’s interim report for the three and six months ended June 30, 2018
4.1	Securities Purchase Agreement, dated July 11, 2018, between Fly Leasing Limited and Meridian Aviation Partners Limited
4.2	Securities Purchase Agreement, dated July 11, 2018, between Fly Leasing Limited and Summit Aviation Holdings LLC
4.3	Registration Rights Agreement, dated July 18, 2018, among Fly Leasing Limited and the shareholders named therein
4.4	Subscription Agreement, dated July 18, 2018, among Fly Leasing Limited, AirAsia Group Berhad and AirAsia Berhad
4.5	Registration Rights Agreement, dated July 18, 2018, between Fly Leasing Limited and AirAsia Group Berhad
4.6	Fly SPA Amendment Agreement (No. 1) dated July 11, 2018, among Fly Aladdin Holdings Limited, Fly Leasing Limited, Asia Aviation Capital Limited and AirAsia Group Berhad
4.7	Fly SPA Amendment Agreement (No. 2) dated July 18, 2018, among Fly Aladdin Holdings Limited, Fly Leasing Limited, Asia Aviation Capital Limited and AirAsia Group Berhad
4.8
Servicing Agreement dated June 15, 2018, among BBAM Aviation Services Limited, BBAM US LP, Fly Aladdin Funding Limited, Fly Aladdin MaltaCo Limited and each Borrower Group Company that becomes a party thereto

10.1
Senior Secured Credit Agreement dated June 15, 2018, among Fly Aladdin Funding Limited, as Borrower, Fly Aladdin MaltaCo Limited, as Fly Malta, the lenders party thereto, Wilmington Trust (London) Limited, as Security Trustee and BNP Paribas, as Administrative Agent

10.2	Borrower Parent Security Agreement dated June 15, 2018, between Fly Aladdin Holdings Limited, as Grantor and Wilmington Trust (London) Limited, as Security Trustee
10.3
Co-Borrower Security Agreement dated June 15, 2018, between Fly Aladdin Funding Limited, as Borrower, Fly Aladdin MaltaCo Limited, as Fly Malta and Wilmington Trust (London) Limited, as Security Trustee

10.4	Deed of Limited Guaranty dated June 15, 2018, by Fly Leasing Limited
10.5
Amendment to Senior Secured Credit Agreement dated July 19, 2018, among Fly Aladdin Funding Limited, as Borrower, Fly Aladdin MaltaCo Limited, as Fly Malta, the lenders, Wilmington Trust (London) Limited, as Security Trustee and BNP Paribas, as Administrative Agent

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fly Leasing Limited (Registrant)

Date:	August 24, 2018	By:	/s/ Colm Barrington
Colm Barrington
Chief Executive Officer and Director

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